1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     V             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 13, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. — Nov. 13, 2018 — TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.

Approved capital appropriations of approximately US$3,364.40 million for purposes including: 1) Construction of fab facilities; 2) Installation, expansion, and upgrade of advanced technology capacity; 3) Upgrade of specialty technology capacity; 4) Conversion of logic capacity to specialty technology capacity; 5) First quarter 2019 R&D capital investments and sustaining capital expenditures.

2.	Approved capital appropriation of approximately US$17,320,000 for capitalized leased assets in the first half of 2019.

3.	Approved the appointment of Mr. Moshe N. Gavrielov as a member of the Compensation Committee, effective November 13, 2018.

4.	Approved the following personnel appointments:

•	Promoted Vice President of Information Technology and Materials Management & Risk Management J.K. Lin to Senior Vice President.

•	Promoted Operation Organization’s Vice President of Fab Operations J.K. Wang to Senior Vice President.

•	Promoted Operation Organization’s Senior Director of Backend Technology and Service Division Dr. Marvin Liao to Vice President.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com